  Corporate Headquarters

January 14, 2009

VIA EDGAR

Mr. H. Christopher Owings
Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549

Re:	Correspondence from you dated December 17, 2008 concerning Copart, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed September 29, 2008
File No. 001-16565
Proxy Statement on Schedule 14A
Filed November 4, 2008
File No. 0000-23255

Dear Mr. Owings:

This letter is to confirm my conversation yesterday with Robert Errett of your office with respect to the due date for our response to your letter dated December 17, 2008.  As discussed with and agreed to by Mr. Errett, we respectfully advise the Staff that we will respond no later than January 21, 2009, rather than the January 16, 2009 deadline originally proposed, since we require additional time to obtain final review and approval of our response by our compensation committee and independent auditors.

Please contact me with any questions regarding this matter.  I may be reached at (707) 639-5000.

Sincerely,

/s/ Paul A. Styer
Paul A. Styer, Senior Vice President and
General Counsel

4665 Business Center Drive	Telephone (707) 639-5003
Fairfield, CA 94534-1675	Fax (707) 639-5099